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                                                                      EXHIBIT 66

                                                                 [INTEROIL LOGO]

MEDIA RELEASE

Date: 29th January 2003

                    INTEROIL EXPLORATION AND REFINERY UPDATE

InterOil Corporation (IOC:ASX / POMSOX) (IOL:TSX-V)

COMPANY UPDATE

The Directors of InterOil are pleased to announce the continued commitment by Company Directors and Officers to the multi-well drilling program announced in December 2002. Several Directors and personnel have increased their direct holdings by investing approximately AUD$1,954,000 (US$1,115,000.00) into the company through the exercise of previously issued share options.

Status of Exploration

The largest drilling program by any Company in Papua New Guinea was initiated by InterOil, following the commitment by the Papua New Guinea Government to introduce a globally competitive fiscal policy (30% flat tax) for hydrocarbon exploration and production.

InterOil will begin an eight well drilling program this quarter. The drilling rig is scheduled to arrive in Papua New Guinea during February 2003, and will start with the drilling of the "Moose" prospect in March 2003.

"The Directors remain totally committed and confidently optimistic that the drilling program will produce significant value to the company, its shareholders and the country of Papua New Guinea. Our exploration team feels the potential of a World Class Basin may exist, and we feel it is an ideal opportunity to express our absolute commitment towards an anticipated future discovery," says CEO, Phil Mulacek.

Status of the Refinery Project

Construction of the Refinery continues according to schedule. Progress achieved this quarter includes:

-        Camp mobilized and steel is being rolled for the storage tanks.

-        Foundation works proceeds for the refinery columns and vessels.

- Current site works in progress includes ongoing drainage systems and utilities.

-        Piling operations on the construction jetty are near completion.

InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated oil business consisting initially of an oil refinery, petroleum exploration and downstream assets. The refinery is being constructed across the harbour from Port Moresby, and will process 32,500 barrels per day of crude oil. The resulting fuel products will be sufficient to supply the PNG domestic market, leaving approximately 35 percent of the volume available for export, which is secured by contracts valued at approximately US$1.4 billion with Shell Overseas Holdings Ltd. In addition, BP Singapore is the exclusive agent for all crude oil supply to the refinery. InterOil is currently the second largest holder of exploration acreage in Papua New Guinea. The primary debt for the refinery is through a US$85 million loan by the Overseas Private Investment Corporation, "OPIC" an agency of the US Government.

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INTEROIL'S COMMON SHARES ARE QUOTED FOR TRADING ON THE AUSTRALIAN STOCK EXCHANGE
IN CHESS DEPOSITARY INTERESTS -"CDI'S", IN AUSTRALIAN DOLLARS UNDER THE SYMBOL IOC. THE CDI SHARES TRADE ON THE AUSTRALIAN STOCK EXCHANGE TRADE ON A 10:1 BASIS TO COMMON SHARES. THE COMMON SHARES TRADE ON THE "TSX VENTURE EXCHANGE"
(FORMERLY "CDNX") IN CANADA AND TRADE IN CANADIAN DOLLARS UNDER THE SYMBOL IOL. INTEROIL CORPORATION SHARES ALSO TRADE ON THE PORT MORESBY STOCK EXCHANGE IN PAPUA NEW GUINEA IN THE LOCAL CURRENCY (KINA) UNDER THE SYMBOL IOC.

FOR FURTHER INFORMATION:

Mr Phil Mulacek
Chairman & CEO
InterOil Corporation
25025 I-45 North
The Woodlands, Texas 77380
Telephone: +1 281 292 1800
Facsimile: +1 281 292 0888
www.interoil.com)

Mr. Anesti Dermedgoglou
Vice President, Investor Relations
InterOil Corporation
Level 2, Suite 2, 79 Abbott Street
Cairns, Qld, 4870 Australia
Telephone: +61 7 4046 4600
Facsimile: +61 7 4031 4565

Mr Christian Vinson
Director
InterOil Limited
PO Box 1971, Port Moresby, NCD
Papua New Guinea
Telephone: +675 320 2600
Facsimile: +675 320 2601